VIA EDGAR

October 6, 2015

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street NE

Washington, DC 20549

Re: WIGI4YOU INC.

Registration Statement on Form S-1

Filed August 18, 2015

File No. 333-206450

Dear Mr. Spirgel

This letter is in response to your comment letter dated September 8, 2015, with regard to the Form S-1 filing of Wigi4You, Inc., a Nevada corporation (“Wigi4You” or the "Company") filed on August 18, 2015. Responses to each comment have been keyed to your comment letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance in Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We have not, nor have we authorized anyone on our behalf, presented any written materials to potential investors.

2.	We note disclosure on page 1 that all offering expenses will be paid for by your sole officer, Mr. Omri Revivo, and disclosure on page 18 that professional fee expenses will be paid from a loan by Mr. Revivo. However, on page 20 you disclose that all expenses will be paid by the Company. Please revise throughout your prospectus to clearly indicate how your offering expenses will be paid. In addition, we note discrepancies regarding the amount of proceeds to be raised under this offering. Please review to pages 1, 5 and 20, and clarify the amount of gross and net proceeds to be raised if 100%, 75%, 50% or 25% of the shares being offered are sold.

Response:

Revisions have been made throughout the document to indicate that all offering expenses will be paid by our officer, Omri Revivo. We have also clarified the amount of proceeds to be raised throughout.

Risk Factors

3.	Please revise to remove redundant risk factors. For example, we note discussion of state securities laws on pages 14 and 19, and discussion of your potential reporting obligations on pages 11 and 19. Please revise to condense these and other similar discussions.

Response:

We have reviewed and revised our risk factors section to condense similar discussions.

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Risk Associated WithWigi4You

One investor holds a controlling interest in our stock…, page 10

4.      Please confirm whether or not Messrs. Staples and Tweeten own shares of your outstanding common stock. Such ownership would appear to contradict with your Item 403 of Regulation S-K table depicting security ownership of certain beneficial owners and management. Please revise. If not, please remove this risk factor as it appears duplicative of the prior risk factor on page 9.

Response:

This risk factor has been deleted.

Risks Associated With This Offering

We will incur ongoing costs and expenses for SEC reporting and compliance…, page 18

5.	We note disclosure from pages 5 and 31. Please revise to add disclosure stating that there are presently no agreements, arrangements, commitments or understandings, either verbally or in writing, between your sole officer and the company to advance or loan funds to pay for costs associated with this offering.

Response:

Disclosures on prior page 5 have been revised to indicate that there are no agreement, arrangements, commitments or understanding between our sole officer and the Company to advance or loan funds to pay for costs associated with this offering.

Our officer and directly currently owns…, page 18

6.	It appears your sole officer will continue to own approximately 72.4% of the outstanding shares of common stock assuming all the common stock shares being offered are sold. Refer to page 5. Please revise.

Response:

This risk factor has been deleted.

Information with Respect to the Registration

Competitive business conditions and strategy…, page 25

7.	Your statement “there are not many competitors that offer online event planning services” contradicts prior disclosure on page 7 and appears unsupported by a cursory review of your industry. Therefore, please remove this statement.

Response:

This statement has been removed.

8.	Your disclosure of 12,000,000 shares of common stock outstanding as of June 30, 2015, appears inconsistent with your disclosure throughout the prospectus. Please advise or revise.

Response:

This section has been revised.

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Certain Relationships and Related Transactions, page 35

9.	We note prior disclosure referencing certain common stock ownership by Messrs. Staples and Tweeten. Please tell us whether Messrs. Staples or Tweeten have had a relationship with Mr. Revivo or the registrant prior to or in connection with this offering. In addition, please identify any third parties that played a material role in arranging or facilitating this offering and disclose any benefits received for such roles. Please refer to Rule 405 of Regulation C and Item 404(c) of Regulation S-K.

Response:

Messrs. Staples and Tweeten have never been officers of the company. They hold no interest in the company and have had no relationship with Mr. Revivo. References to Messrs. Staples and Tweeten have been removed.

10.	We note proceeds from a related party loan in the amount of $555. Please revise according to Item 404(d) of Regulation S-K and provide the information required pursuant to Item 404(a). Please file an executed copy of this loan. Refer to Item 601 of Regulation S-K.

Response:

Additional information has been added relating to this transaction.

Recent Sales of Unregistered Securities, page 37

11.	Please provide the exemption from registration claimed for shares sold to Mr. Revivo. Refer to Item 701 of Regulation S-K.

Response:

Additional information has been added.

Exhibit 99.1

12.	Refer to Section 8 of your subscription agreement. It appears your subscription agreement contemplates a private offering, not your intended registration of 2,000,000 shares of common stock on Form S-1. Please revise.

Response:

Exhibit 99.1 has been revised and is re-filed herein.

Please contact me with any further comments or questions. The Company will file the redlined version and this letter on EDGAR correspondence. I would appreciate if you would send any further responses directly to me electronically (wigi4you@yandex.com). If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Omri Revivo

Omri Revivo, President

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